Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated July 14, 2006, accompanying the financial statements of Goodtime Action Amusement Partners, L.P., our report dated June 30, 2006, accompanying the financial statements of Aces Wired, LLC, and our report dated June 30, 2006, accompanying the financial statements of K&B Sales, Inc. dba Goodtime Action Games, all contained in the Registration Statement and Prospectus. We consent to the use of the aforementioned reports in the Registration Statement and Prospectus, and to the use of our name as it appears under the captions “Experts” and “Changes in and Disagreements with Accountants on Financial and Accounting Disclosure”.

/s/ WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
November 8, 2006